

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

<u>Via Facsimile (212) 878-8375 and U.S. Mail</u>
Mr. Robert W. Roche
Bireme Limited
c/o Codan Trust Company (Cayman) Limited
Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman, KY1-1111

> **Re:** **Acorn International, Inc.**
> **Schedule TO-T filed by Bireme Limited, Robert Roche, Don Dongjie Yang**
> **and Ritsuko Hattori-Roche**
> **Filed June 3, 2011**
> **File No. 05-83555**
>
> **Schedule 13D filed by Don Dongjie Yang and D.Y. Capital, Inc.**
> **Filed June 3, 2011**
> **File No. 05-83555**
>
> **Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al.**
> **Filed June 3, 2011**
> **File No. 05-83555**

Dear Mr. Roche:

    We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule TO

General

1.   As noted in Exchange Act Rule 14d-1(g)(2), the term "bidder" is defined as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. We note that $39,000,000 of the total $40 million needed to finance the offer is being loaned by The Robert W. Roche 2009 Declaration of Trust to Ms. Hattori Roche. Provide your legal analysis of why The Robert W. Roche 2009 Declaration of Trust is not a bidder. We further note that the trust holds a security interest consisting of 8,700 shares or approximately 88% of Bireme, a named bidder and purchaser of shares. Refer generally to "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. Note that any bidders added must be clearly identified and must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D. Further, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide.

2.   We refer you to Exchange Act Rule 13e-3. Please provide us with a well reasoned legal analysis of why Rule 13e-3 does not apply. In this regard, we note disclosure on page 22 of the Offer to Purchase of the risk of the delisting of the ADSs from the New York Stock Exchange. We further note that there is no condition to your offer that a delisting not result or be reasonably likely to result as a result of the offer.

3.   Further to our comment above. Please provide your legal analysis of why the current transaction is not the first in a series of steps that will, or is reasonably likely to, result in a 13e-3 effect. In this regard, we note the initiatives and growth strategies contemplated by the bidders and entities that are affiliated with the bidders. Is it contemplated that these strategies will be executed as a public company? If so, revise to clarify this in your disclosure. Alternatively, advise us of why the current transaction should not be viewed as facilitating execution of these strategies, inclusive of strategies that involve the operation of the company as a private company. We may have further comment.

Item 10

4.   Please refer to Instruction 2 to Item 10 of Schedule TO. The safe harbor referenced therein does not appear to be available given that the offeror is not a public reporting company and is making a partial cash tender offer. Please provide the financial information required or provide us with an analysis of why you believe that the financial condition of the offeror is not material to a shareholder's decision to participate in the offer. In responding to this comment, please address the following considerations:

- the nature of the company's current shareholder base, e.g. the existence of other large shareholders;
- assuming the offer is fully subscribed, the fact that the bidders will go from holding a non-controlling interest to a majority interest in the company; and,
- the availability (or lack thereof) of information regarding the offeror that is already publicly available to shareholders of the company.

Exhibit (a)(1)(A)-Offer to Purchase

General

5.   Supplementally advise us of the relationship between the filing persons and Codan Trust Company.

Summary, page 1

Why are you making this offer…, page 3

6.   We note the series of agreements and arrangements between Acorn, Acorn Information, Acorn Trade and other entities controlled by the Roches and Messrs. Yang and He. Revise to disclose any specific plans the parties have for Acorn assuming the successful consummation of the offer, which involve transactions with the entities affiliated with the filing parties. For example, disclose plans, if any, for an expansion of services or product sourcing arrangements between Acorn and entities affiliated with Messrs. Roche and Yang and Ms. Roche.   Refer generally to Item 6 of Schedule TO and corresponding Item 1006 (c) of Regulation M-A.

Withdrawal Rights, page 16

7.   We note that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be "final and binding." Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Background of the Offer, page 28

8.   Revise to specify the approximate dates Mr. Roche approached Mr. Yan and Mr. Yang. Also, clarify whether any open market share purchases were made by Mr. Roche or parties affiliated with Mr. Roche following Mr. Roche's conversation with Mr. Yan.

Purpose of the Offer; Plans for Acorn; Appraisal Rights, page 29

9.   You disclose in the Background section that in the past, Mr. Roche has contemplated a transaction between Acorn and Oak Lawn Marketing Inc. Notwithstanding the absence of substantive discussions regarding a specific transaction currently, revise to disclose if the tender offer was first proposed as a means designed to facilitate the execution of such a transaction with any of the entities affiliated with Messrs. Roche or Yang or Ms. Roche.

Schedule 13D and Schedule 13D/A

10.   On the basis of the various promissory agreements and share charge and contribution agreements, dated May 2011, the parties contemplated and formulated a plan with respect to the tender offer no later than May 2011. No amendments to Schedules 13D were made by the filing persons at that time. Refer to Rule 13d-2(a) and advise. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each bidder acknowledging that:

•   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):　　John A. Healy, Esq.
　　　　　　　　　　Clifford Chance US LLP